Exhibit 12

	Year ended December 31,
	2011		2010		2009	2008	2007
Earnings as Defined:
Earnings (loss) before income taxes and the cumulative effect of accounting changes	$87,856		$139,020		$(166,131)	$(521,212)	$117,628
Add: Total fixed charges	74,241		79,668		66,127	85,864	97,544
Less: Interest capitalized	—		—		108	53	902

Earnings as Defined	$162,097		$218,688		$(100,112)	$(435,401)	$214,270

Fixed Charges as Defined:
Interest expense and capitalized interest	$72,393		$77,895		$64,028	$83,146	$95,395
Portion of rental expense representative of the interest factor (1)	1,848		1,773		2,099	2,718	2,149

Total fixed charges as Defined	$74,241		$79,668		$66,127	$85,864	$97,544

Ratio of Earnings to Fixed Charges	2.18	x	2.74	x	— (2)	— (3)	2.20x

a	Capitalized Interest is subtracted here as it is a contra-account in Earnings before Income Taxes.
(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.
(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset impairment of $242,144, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $142,032 and the ratio of earnings to fixed charges would be 2.15x. Including the non-cash charge, the amount of the deficiency, as defined, is $166,239.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings as defined includes a non-cash charge for intangible asset and goodwill impairment of $662,151, which causes the ratio to be deficient. Excluding the non-cash charge, the earnings as defined would be $226,750 and the ratio of earnings to fixed charges would be 2.64x. Including the non-cash charge, the amount of the deficiency, as defined, is $521,265.